March 16, 2005

Mail Stop 4-6

Dr. J.P. London
Chairman, President, and Chief Executive Officer
CACI International, Inc.
1100 North Glebe Road
Arlington, VA 22201

Re:	CACI International, Inc.
	Form S-3 filed February 14, 2005
	Registration no. 333-122784

	Form 10-K filed September 13, 2004 and Form 10-Q filed
February
9, 2005
	File no. 1-31400

Dear Dr. London,

      We have limited our review of the above filings to matters regarding your disclosure in response to Items 307 and 308 of Regulation S-K and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Item 9A. Controls and Procedures, page 29
Form 10-Q
Item 4. Controls and Procedures, page 21

1. We note that you state that there were "no significant changes" to
CACI`s internal controls during the periods covered by the above two reports. Item 308(c) of Regulation S-K requires that you disclose any changes that have materially affected or are reasonably likely to materially affect CACI`s internal control over financial reporting.
Please tell us whether there were no changes that would have a material affect or were likely to have a material affect upon CACI`s internal control over financial reporting or that there were such changes.

Form S-3
Incorporation by Reference, page 23

2. We wish to remind you that you must amend this registration statement to incorporate all Exchange Act reports or amendments thereto filed after the date upon which you filed this registration statement.

Legal Opinion

3. The assumptions in the first paragraph on page 3 of your opinion as to "duly incorporated" status and the authority to issue and to sell securities are inappropriate. If counsel believes these legal issues must be resolved to render its opinion, it should indicate its views as to those matters. Please revise.

4. Please advise us orally whether or not the reference to Delaware
General Corporation Law includes the state constitution and state court decisions.

5. Please revise the fourth paragraph on page 3 to state that the proposed form of indenture complies with applicable laws and that it does not breach agreements or instruments. We will not object to assumptions concerning the terms of Debt Securities issued in conformity with the Form of Indenture.

General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Closing

      Please contact Hugh Fuller at (202) 942-1813 or me at with any other questions. If you need further assistance after contacting the foregoing persons, you may contact Barbara C. Jacobs, Assistant
Director at (202) 942-1800.


Sincerely,


Mark P. Shuman
      Branch Chief - Legal

CC:	Dean F. Hanley
	Foley Hoag LLP
      155 Seaport Boulevard
      Boston, MA 02210
      Fax No. (617) 832-7000